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APR 01 2021

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colorado Financial Service Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 Inverness Drive West, Suite 100
(No. and Street)

Centennial, Colorado 80112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chester Hebert 303-962-7267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Summit LLC
(Name – *if individual, state last, first, middle name*)

999 18th Street Suite 3000, Denver, Colorado 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant PCAOB 5251
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven Bienemann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colorado Financial Service Corporation, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARLENE R HEBERT
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19964000152
MY COMMISSION EXPIRES AUGUST 5, 2024

Steve B

Signature

President

Title

Marlene R Hebert

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLORADO FINANCIAL SERVICE CORPORATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2020

Colorado Financial Service Corporation

Index to Financial Statements

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Owner of
Colorado Financial Service Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Colorado Financial Service Corporation as of December 31, 2020, the related statements of income and loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Colorado Financial Service Corporation as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Colorado Financial Service Corporation's management. Our responsibility is to express an opinion on Colorado Financial Service Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Colorado Financial Service Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed below has been subjected to audit procedures performed in conjunction with the audit of Colorado Financial Service Corporation's financial statements.

- Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Colorado Financial Service Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the auditor since 2020.

Summit llc

Summit LLC
Denver, Colorado
March 30, 2021

Colorado Financial Service Corporation

Statement of Financial Condition

December 31, 2020

Assets

		December 31, 2020
Current Assets		
Cash	$	1,868,196
Cash held at Proprietary Accounts of Introducing Brokers		25,331
Other receivables		100,000
Concession and revenue receivable		291,950
Total Current Assets	$	2,285,477

Liabilities and Shareholder's Equity

Current Liabilities		
Commissions Payable	$	222,191
Accrued Expenses Payable		223,164
Total Current Liabilities	$	445,354
Shareholder's Equity		
Common Stock, no par value, 100,000 shares authorized 100 shares issued and outstanding	$	--
Additional paid-in capital		48,870
Retained earnings		1,791,253
Total Shareholder's Equity	$	1,840,123
Total Liabilities and Shareholders' Equity	$	2,285,477

The accompanying notes are an integral part of these statements.

Colorado Financial Service Corporation

Statement of Operations

January 1, 2020 through December 31, 2020

		Year Ended December 31, 2020
Revenues		
Brokerage commissions	$	7,099,895
Other income		435,001
Total Revenues	$	7,534,895
Expenses		
Commissions	$	5,503,123
Occupancy (Note 2)		101,869
Management fees (Note 2)		796,500
Administrative fees (Note 2)		86,425
Profit-sharing Expense (Note 2)		121,512
Advertising		5,114
Bank Expense		5,997
Membership and Subscriptions		12,597
Professional Fees		267,349
Recruiting and Corporate Training		13,368
Technology and Software		91,163
Other general and administration expenses		184,365
Total Expenses		7,189,382
Before income taxes	$	345,513
Provision for income taxes (Note 5)	$	(72,156)
Net Income	$	273,357

The accompanying notes are an integral part of these statements

Colorado Financial Service Corporation

Statement of Changes in Shareholder's Equity

January 1, 2020 through December 31, 2020

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained	
	Shares	Amount	Capital	Income	Earnings	Total
Balance at January 1, 2020	100	$	$ 39,658	$ -	$ 1,522,996	$ 1,562,654
Contributions for Additional Paid in Capital	---	---	9,112	---		9,112
Dividend Distribution	---	---	---		(5,000)	(5,000)
Net income	—	—	---	---	273,357	273,357
Balance at December 31, 2020	100	$	$ 48,870	$	$ 1,791,253	$ 1,840,123

Colorado Financial Service Corporation

Statement of Cash Flows
Year Ended December 31, 2020

		Year Ended December 31, 2020
Cash Flows from Operating Activities		
Net Income	$	273,357
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in current assets and liabilities:		
Proprietary Accounts of Introducing Brokers Accounts Receivable		(32)
GDC Receivable		(284,771)
Other Receivables		(42,993)
Commissions Payable		207,930
Accrued Expenses Payable		170,423
Net Cash Used in Operating Activities		323,914
Cash Flows from Investing Activities	$	
Net Cash Provided by Financing Activities	$	
Paid In Capital		9,212
Dividends Paid		(5,000)
Net Increase (Decrease) in Cash	$	328,126
Cash at Beginning of Year		1,540,070
Cash at End of Year	$	1,868,196

The accompanying notes are an integral part of these statements

Colorado Financial Service Corporation

Notes to Financial Statements

Note 1: Organization, Presentation and Summary of Significant Accounting Policies

Organization and Business
Colorado Financial Service Corporation (the "Company") is a broker-dealer registered with the SEC and is a member of FINRA. The Company is a wholly owned subsidiary of Colorado National Corp. (Parent). The Company's primary source of revenue is commissions is received from different sources listed below.

Basis of Accounting The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Basis of Presentation
The Company is engaged in a dual line of business as a fully-disclosed broker-dealer pursuant to certain exemptive provisions of SEC Rule 15-c3-3 subparagraph (k)(2)(ii), and as a registered investment advisor.

Use of estimates in the preparation of financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Private Placement
All investor capital is introduced to third party issuers. The agreements with third parties vary by agreement but result in the Company receiving a commission percentage based on the amount of capital raised from investors.

Commissions
The Company receives commissions for the sale of mutual funds, insurance policies, stocks and bonds and other financial products to customers on a fully disclosed basis or direct with insurance company or mutual fund. The Company earns trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the customer remains in the fund. The Company records trail commission revenue as trail commissions are remitted to the Company from the mutual funds. The Company believes sufficient uncertainty exists outside of the Company's control as to the length of time the customer will remain in the mutual fund and therefore does not recognize trail commission revenue until that contingency is resolved. The Company records commission revenue for sales of insurance policies on the effective date of the policy and after all contingencies have been resolved during the lookback period. Revenue from the sale of other financial products is recorded on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Engagement Fee

The Company provides marketing and consulting services to customers which includes solicitation of investors for customers that want to raise funds. The Company's performance obligation to the customer is considered completed on the closing date of the transaction. The Company also earns trailing fees on these contracts that vary based on the specific performance measures as defined in the contract. These fees are recognized as revenue over the period of time the customer receives the benefit from the investors solicited by the Company.

Advisory Fees and Transaction Services

The Company provides advisory services on managed accounts for certain customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received throughout the year and are recognized in the period for which the advisory services are provided.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Commissions Receivable

Commissions receivable are stated at their net realizable value. Management believes that commissions receivable are fully collectible and has not recorded an allowance for doubtful accounts.

Client Receivable

As of December 31, 2020 a receivable from a third-party exist that arose from a short term loan. This amount has been fully received as of the date of the financial statements. .

Income Taxes

For financial reporting purposes, the Company has elected to use the taxes payable method. Under that method, income tax expense represents the amount of income tax the Company expects to pay based on the Company's current year taxable income.

The Company may account for uncertain tax positions in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 740-10, *Accounting for Uncertainty in Income Taxes.* FASB ASC Topic 740-10 establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company's returns from 2016 to 2020 are subject to review by the Internal Revenue Service.

Note 2: Related Party Transactions

The Company, through a shared service agreement, paid to The Compliance Department, a related entity owned by Chester Hebert, a management fee totaling $796,500 and an administrative fee totaling $82,551 during the year ended December 31, 2020. The management fee pertains to employee salaries and bonuses. The administrative fee includes: office rent, copier lease, phones/internet, and general office admin fees and supplies. The Company pays an estimated profit share to it's Parent. For the year ending December 31, 2020, this amount was $121,512.

Note 3: Fair value of marketable securities

Notes to Financial Statements

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company did not value marketable securities at level 2 because the market for these securities have become worthless in value.

The Company did not measure at fair value on a recurring basis any of its assets and liabilities using significant unobservable inputs (level 3) during the year ended December 31, 2020.

Fair Value Option

GAAP for financial instruments provides a fair value option election that allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. No election has been made. Company does not hold any securities.

Note 4: Shareholder's Equity and Net Capital and Minimum Net Capital Requirements

The Company is authorized to issue 100,000 shares of its no par value common stock. The Company has issued 100 shares.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $1,770,363 which was $1,740,673 in excess of its required net capital of $29,690. Company's aggregate indebtedness to net capital ratio was .25 to 1 as of December 31, 2020

Note 5: Income Taxes

Notes to Financial Statements

The current estimated income tax expense prepaid included in the statement of operations as determined in accordance with GAAP, are as follows:

	Current	Deferred	Total
Federal	$ 63,619	$ -	$ 63,619
State	8,537	-	8,537
Valuation Allowance	—	-	-
	$ 72,156	$ -	$ 72,156

The Company has accrued $72,156 in income tax for the current year.

***NOTE 6:* Financial Instruments, Off-Balance Sheet Risks and Uncertainties**

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company's registered representatives place money with funds, all of which are independent. The Company itself does not take discretionary control over any account, monies or funds. The funds and fund managers to which the Company introduces investors pay the Company either a portion of the management and performance fees received by the fund or a commission which is a percentage of the assets raised. In the event the Company does not satisfy its placement agreement terms, the agreement may result in termination.

As of December 31, 2020, the Company has deposits in banks in excess of the FDIC insured amount of $250,000 in the amount of $1,644,437.

COVID-19 has presented substantial risks to companies. Management continually assesses any risks related to COVID-19 and their impact on the operations of the Company. The Company has not identified any material impacts on operations.

Note 7: Litigation

During 2020, the Company became a defendant in litigation concerning investment client suitability and performance of investment products. The Company intends to vigorously defend these cases as they proceed through the FINRA Arbitration facility process. The Company believes that it maintains sufficient errors and omissions insurance coverage for any adverse decisions that may result from the litigation. The Company has not accrued any liability as it currently cannot address if the claim is probable and foreseeable.

NOTE 8 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through March 30, 2021, which is the date the financial statements were available to be issued. There are no events that have occurred which need additional disclosure.

SUPPLEMENTARY INFORMATION

Colorado Financial Service Corporation

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule I

Net Capital December 31, 2020	
Total shareholder's equity qualified for net capital	$1,840,123
Deductions:	
Non-allowable Portion of Commissions Receivable	(69,760)
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)	---
Net Capital	$1,770,363
Aggregate Indebtedness	
Items included in the statement of financial condition:	$445,354
Total Aggregate indebtedness	$445,354
Computation of Basic Net Capital Requirement	
Minimum net capital required (based on aggregate indebtedness)	$29,690
Minimum dollar requirement	$5,000
Net capital requirement	$29,690
Excess net capital	$1,740,673
Excess net capital at 1000%	$1,740,673
Ratio: Aggregate indebtedness to net capital	.25 to 1

Colorado Financial Service Corporation

Computation of Net Capital Pursuant to Net Capital Rule 15c3-1 included in the Reconciliation of the Computation of Net Capital for Brokers and Dealers Pursuant to SEC Rule 15c3-1 with that Reported in Unaudited Part IIA (X-17a-5)
December 31, 2020

Net Capital, as Reported in Part IIA	
(X-17a-5) of the Company's unaudited FOCUS report of December 31, 2020	$1,987,653
Audit Adjustments	(147,530)
Increase in non-allowable receivables	(69,760)
	$1,770,363

Colorado Financial Service Corporation

Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2020

Schedule II

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Colorado Financial Service Corporation

Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2020

Schedule III

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owner of
Colorado Financial Service Corporation

We have reviewed management's statements as of and for the year ending December 31, 2020, included in the accompanying Exemption Report, in which (1) Colorado Financial Services Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Colorado Financial Services Corporation claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof and (2) Colorado Financial Services Corporation stated that Colorado Financial Services Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Colorado Financial Services Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Colorado Financial Services Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Summit llc

Denver, Colorado
March 30, 2021

Colorado
Financial Service Corporation

188 INVERNESS Drive West, SUITE 100
CENTENNIAL, COLORADO 80112
303-962-7267

Exemption Report

To Whom It May Concern,

To the best knowledge and belief of Colorado Financial Services Corporation (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule §240.15c3-3 under subparagraph (k)(2)(ii) for the fiscal year ended December 31, 2020. This sub paragraph states:

(k) EXEMPTIONS

(2) The provisions of this rule shall not be applicable to a broker or dealer:

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Steve B

Colorado Financial Service Corporation

SIPC Assessment Reconciliation
Pursuant to Form SIPC-7
December 31, 2020

General Assessment per Form SIPC - 7 including interest	$	6,324
Less payments made with SIPC - 6		(2,176)
Amount paid with Form SIPC - 7	**$**	**4,148**

Summit LLC
Certified Public Accountants

Summit LLC
Certified Public Accountants
999 18th Street • Suite 3000
Denver, CO 80202

INDEPENDENT ACCOUNTANT'S REPORT

To the Owner of Colorado Financial Service Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Colorado Financial Service Corporation (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Summit llc

Denver, Colorado
March 30, 2021